FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of March 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that the below-mentioned directors and company secretary, of Gold Fields Limited, have retained some or all and/or sold their shares (Performance Vesting Restricted Shares ("PVRS")) which were awarded to them in terms of The Gold Fields Limited 2005 Share Plan, as amended.

Details of the transactions are set out below:

	NJ Holland
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares	213 120
Class of Security	Ordinary shares
Market Price per Share	R113.8076
Total Value	R24,254,675.71
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial
	C Farrel (Company Secretary)
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares	2490
Class of Security	Ordinary shares
Market Price per Share	R113.8076
Total Value	R283,380.92
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial
	C FARREL
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares	3510
Class of Security	Ordinary shares
Market Price per Share	R113.8076
Total Value	R399,464.67
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

	PA Schmidt
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares	51 250
Class of Security	Ordinary shares
Market Price per Share	R113.8076
Total Value	R5,832,639.50
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial
	PA Schmidt
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares	5000
Class of Security	Ordinary shares
Market Price per Share	R113.8076
Total Value	R569,038.00
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities have been obtained.

16 March 2012
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 16 March 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs